EXHIBITS

Exhibit No.	Exhibit Description
1	Press Release dated February 21, 2007 announcing Fourth Quarter 2006 earnings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: February 22, 2007	By:	/s/ R. Gregory Laing

	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice President Legal and Corporate Secretary

Stock Symbols: AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG QUARTERLY EARNINGS AND RECORD CASH FLOWS; 19% INCREASE IN GOLD RESERVES TO RECORD LEVEL

Toronto (February 21, 2007) - Agnico-Eagle Mines Limited today reported fourth quarter earnings of $41.9 million, or $0.35 per share.  This compares to net earnings of $11.7 million, or $0.13 per share, in the fourth quarter of 2005.  The fourth quarter 2006 earnings were positively affected by a non-cash foreign exchange translation gain of $7.4 million, or $0.06 per share, and were negatively affected by a loss of $2.7 million, or $0.02 per share, on zinc forward sales.  The zinc forward derivative contracts have now expired.

In the fourth quarter of 2006, Agnico-Eagle realized record cash provided by operating activities of $84.5 million.  This compares with $24.6 million recorded in the corresponding quarter of 2005.  The increase is largely due to higher realized metals prices and increased gold and zinc production.

Earnings for the full year 2006 were a record $161.3 million, or $1.40 per share.  This is more than triple the per share earnings of $0.42, or $37.0 million, recorded in 2005, largely as a result of stronger metals prices.

The Company’s financial position was further strengthened with cash and cash equivalents of $458.6 million at December 31, 2006, up $27.7 million from September 30, 2006.  Record quarterly cash provided by operating activities of $84.5 million more than covered capital expenditures during the quarter of $53.3 million.

Payable gold production in the fourth quarter of 2006 was 66,022 ounces at total cash costs per ounce(1) of minus $868.  This compares with payable gold production of 63,022 ounces at total cash costs per ounce of minus $22 in the fourth quarter of 2005.

Payable gold production for 2006 was slightly higher than the prior year at 245,826 ounces at total cash costs per ounce of minus $690, up from 241,807 ounces at total cash costs per ounce of $43 in 2005.  The gold production estimate for 2007 is essentially unchanged as LaRonde is operating at steady state of approximately 240,000 ounces per year.

(1) Total cash costs per ounce is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements at the end of this news release

Highlights for the quarter include:

•              Record gold reserves of 12.5 million ounces, an increase of 19% over prior level

•              Strong earnings of $41.9 million, or $0.35 per share, contributing to record annual earnings of $161.3 million, or $1.40 per share

•              Record cash provided by operating activities of $84.5 million, contributing to record annual cash provided by operating activities of $226.3 million

•              Low total cash costs per ounce at LaRonde of minus $868, contributing to record low annual total cash costs per ounce of minus $690

•              A record 23 consecutive months without a lost time accident underground at LaRonde

“The strong performance of our low cost LaRonde Mine, combined with higher metal prices, has helped Agnico-Eagle to generate record annual earnings and cash flows.  We continue to add value through reserve additions and by advancing the construction of three new gold projects towards initial production next year” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Once again, many thanks to our employees, whose expertise and enthusiasm has resulted in the strong quarterly and annual results, and the ongoing success of our company” added Mr. Boyd.

Conference Call Tomorrow

The Company will host its quarterly conference call tomorrow, February 22, at 2:00 pm E.S.T.  Management will review the Company’s financial results for the fourth quarter and full year 2006 and provide an update of its exploration and development activities.

Via Telephone:

To participate in the conference call, please dial (416) 644-3415, Toll Free 800-732-9307.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via Webcast:

Additionally, a live audio webcast of the call will be available on the Company’s website homepage at www.agnico-eagle.com.

Replay archive:

Please dial the toll-free access number 877-289-8525, passcode 21216609#.  The conference call will be replayed from Thursday, February 22, 2007 5:00 pm E.D.T. to Saturday, March 3, 2007 11:59 pm E.S.T.

The webcast along with presentation slides will be archived for 180 days on the website.

Gold Reserves at Record Level

At year end 2006, the Company’s gold reserves totaled 12.5 million ounces, an increase of 19% over 2005 levels.  The largest increase came from the conversion of 1.8 million ounces of mineral resources to mineral reserves at the Pinos Altos project in Mexico.

In 2007 and 2008, it is expected that the overall reserve figure for Agnico-Eagle will continue to grow as the Company continues to convert its resource to reserves, and continues the exploration of its properties.  Agnico-Eagle’s goal is to increase gold reserves, from the existing portfolio of mines and projects, to 14 million to 15 million ounces in the next 12 months.  Assuming the successful acquisition of Cumberland Resources Ltd. (“Cumberland”) following the recently announced take-over offer, the combined gold reserves would immediately rise to over 15 million ounces.  Furthermore, the overall gold reserve objective would rise to 18 million to 20 million ounces by the end of 2008.

The main contributors to the anticipated increase in gold reserves and further gold resource increases are likely to be:

•              Conversion of Agnico-Eagle’s current resources to reserves

•              Depth extension of the Main zones at Kittila

•              New gold zones to the north of the Kittila reserve

•              Depth extensions of the Santo Nino and Cerro Colorado zones at Pinos Altos

•              New gold zones in the Carola area to the northwest of the Pinos Altos reserve

•              Cumberland’s current reserve of 2.9 million ounces (see appended table)

A summary of the Company’s year end 2006 and 2005 gold reserves follows:

Gold Reserve Summary	Proven & Probable Reserve (000’s ounces)
	2006	2005
LaRonde	5,151	5,308
Goldex	1,689	1,641
Lapa	1,152	1,168
Kittila	2616	2,325
Pinos Altos	1,837	0
Other	17	1
Total	12,462	10,442

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  See following section titled “Detailed Mineral Reserve and Resource Data”.

The assumptions used in calculating the 2006 reserves and resources were $486 per ounce gold, $8.69 per ounce silver, $1,962 per tonne zinc, $4,388 per tonne copper, a C$/US$ exchange rate of 1.21, a US$/Euro exchange rate of 1.25, and a Mexican Peso/US$ exchange rate of 11.02.  For every 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 2.0% change in proven and probable reserves.  The metals prices and exchange rates used in the reserve and resource calculation are the trailing three year averages for such prices or rates in each case, as mandated by the U.S. Securities and Exchange Commission.

The significant byproduct reserves and resources for silver, zinc and copper, contained in the LaRonde ore body, and the silver reserves contained at Pinos Altos, are presented in the Detailed Mineral Reserve and Resource Data section set out below, and are not included in Agnico-Eagle’s gold reserve and resource totals.  Please see this section for more detailed reserve and resource estimates for all the Company’s properties.

Agnico-Eagle’s proven and probable byproduct reserves total approximately 105 million ounces of silver, 730,000 tonnes of zinc and 111,000 tonnes of copper.

LaRonde Mine - Strong Performance Continues

The LaRonde mine processed an average of 7,450 tonnes of ore per day in the fourth quarter of 2006, compared with an average of 7,320 tonnes per day in the corresponding period of 2005.  LaRonde has now been operating at an average of approximately 7,300 tonnes per day for over three years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(2) were C$63 in the fourth quarter.  These costs are higher than the C$56 per tonne experienced in the fourth quarter of 2005.  Costs were negatively affected by cost escalation for inputs such as fuel, reagents, steel, cement, and also by the processing of some ore (approximately 35,000 tonnes) from its adjacent Bousquet property where the mining costs per tonne are significantly higher.  Additionally, during the quarter, LaRonde crews performed 28% more operating lateral development than planned, adding to the cost of the overall operation.  While the accelerated development seen over the past several quarters increases  expenditures over the original plan, a decision was made to increase the number of available mining blocks at any given time at LaRonde.  Improved flexibility has contributed to the strong ore production performance at the mine over the past several years

For the full year of 2006, the minesite costs per tonne were C$62, up from C$55 per tonne in 2005, largely due to the previously mentioned factors, and combined with the accelerated mine development and cost increases common in the industry.  Minesite costs per tonne are expected to be approximately C$63 for the full year 2007, two percent higher than 2006 due to expected general inflation rate increases, offset somewhat by lower reagent consumption in the mill due to improvements in the copper-zinc circuit.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at minus $868 in the fourth quarter.  This compares favourably with the results of the fourth quarter of 2005 when total cash costs per ounce were minus $22.  The main reason for the decrease in total cash costs per ounce is the significantly higher byproduct metal prices and increased zinc production realized in 2006.

As previously disclosed, LaRonde’s full year 2007 production forecast remains at an estimated 240,000 ounces of gold, 4.7 million ounces of silver, 76,000 tonnes of zinc, and 8,700 tonnes of copper.  Total cash costs per ounce of gold production for the year are expected to be significantly less than nil, at current byproduct metal prices.

Cash Position Continues to Grow, Despite Large Investments in Gold Growth

Cash and cash equivalents grew to $458.6 million at December 31, 2006 from the September 30, 2006 balance of $430.9 million, as the strong cash generating performance from LaRonde exceeded capital expenditures on the Company’s development projects.

The Company maintains substantially undrawn bank lines of $300 million.  The Company had approximately 121.0 million shares outstanding and no long term debt at December 31, 2006.

(2)  Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements

During the quarter, Agnico-Eagle added a record $84.5 million of cash provided by operating activities.  Major capital expenditures in the quarter included $20.5 million on the construction of Goldex, $11.8 million at Kittila, and lesser amounts at the other development projects.

For the full year 2007, capital expenditures are expected to total approximately $336 million (as detailed in the December 14, 2006 press release).  Additionally, a construction decision is expected to be made on the Pinos Altos project in the second quarter, which would increase the expected 2007 capital expenditures.

With a large cash balance, strong cash flows, no long term debt, and excellent financial flexibility, Agnico-Eagle is well funded for the development and exploration of its pipeline of gold development projects in Canada, Finland and Mexico.

Four Gold Projects Under Construction, Fifth in Feasibility Stage

At the 100% owned Goldex mine project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005.  Proven and probable reserves of 1.7 million ounces of gold (22.9 million tonnes grading 2.3 grams per tonne) are estimated to be sufficient for a ten year mine life with annual production averaging 170,000 ounces at total cash costs of approximately $225 per ounce.  The capital cost of construction is estimated to total $135 million, of which $65 million had been incurred as at the end of December 2006.  First gold production is expected in the second quarter of 2008.

The construction of the surface facilities is advancing quickly with the compressor building, warehouse, service and mill buildings largely completed.  The surface facilities are estimated to be 78% completed.  Underground, approximately 25% of the lateral development is complete on the project, while just over 50% of the ventilation raising is complete.  The production shaft is currently down to a depth of 336 metres, towards a final planned depth of 857 metres.

Approximately 15,000 tonnes of ore were extracted and stockpiled in the quarter.  The total ore stockpile now stands at approximately 97,000 tonnes.

Exploration drilling at Goldex has yielded an intriguing drill hole, DH 73-366, located below and to the east of the current gold resource envelope.  This hole has an intersection of 2.9 grams per tonne over a true thickness of 80.0 metres.  This suggests that the Goldex orebody is open for further expansion.  The Company is planning to further explore this area in 2007.

Drill Hole	Zone	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)
73-366	GEZ South	80.0	83.8	208.6	2.9

http://www.agnico-eagle.com/files/PR-Goldex.pdf

Construction commenced at the Kittila mine project in northern Finland in the second quarter of 2006 with first production expected in the second half of 2008.  The project is expected to produce an average of 150,000 ounces of gold per year at total cash costs of approximately $250 per ounce, over an estimated 13 year mine life.  Kittila has probable gold reserves of 2.6 million ounces (16.0 million tonnes grading 5.1 grams per tonne), an increase of 300,000 ounces over the prior year.  The capital costs of construction are estimated to total $135 million of which approximately $21 million had been incurred at December 31, 2006.

Work on site infrastructure is progressing well and a “corner stone” was laid in a ceremony with local and Finnish government officials on October 26, 2006.  The high voltage power line and sub-station are fully operational.

Surface overburden stripping for the open pits is well advanced with approximately 176,000 cubic metres removed to date.  Approximately one million tonnes of waste rock has been excavated as well.  Much of this rock will be used in road and tailings dam construction.

The underground decline had advanced approximately 400 metres to date.

Exploration drilling continues along the 15 kilometre long Suurikuusikko trend.  Six drills are currently operating on the property, three on in-fill drilling and three on exploration targets.

The in-fill drill holes, focusing on the Kittila project site, have largely confirmed the previous results.  Included in the reserve update are results including hole 06044 which returned 9.0 g/t over 20.6 metres (true width) at a depth of 60 metres, and hole 06102 which returned 12.0 g/t over 26.0 metres at a depth of approximately 360 metres from surface.  Additionally, there have been some recently assayed ore grade intersections which have not been incorporated into the updated reserve.

Drill Hole	Zone	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)
06044	Main	20.6	77.35	106.80	9.0
06102	Main	26.0	441.45	478.55	12.0

http://www.agnico-eagle.com/files/PR-Kittila.pdf

Exploration, via geochemical sampling north of the Kittila project, has resulted in the discovery of two more new anomalies that will be drill tested in the next several months.

At the 100% owned Lapa project in northwestern Quebec the final phase of construction commenced in the second quarter of 2006.  Probable gold reserves of 1.2 million ounces (3.9 million tonnes grading 9.1 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year at total cash costs per ounce of approximately $210.  A seven year mine life is expected with capital costs of construction of approximately $110 million (including $20 million spent prior to the decision to proceed with the second phase of development), of which approximately $33.0 million has been spent as of year end 2006.  Gold production at Lapa is expected to begin in the fourth quarter of 2008.

Underground diamond drilling continues, with one drill targeting areas inside the current resource envelope, at depth on the Contact South Zone.

The shaft at Lapa is currently at a depth of 1,094 metres below surface, towards the currently planned depth of 1,370 metres.  Construction of the surface service facilities is underway.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the infrastructure extension at depth.  Proven and probable reserves are expected to support a mine life through 2020.  Annual gold production post-2011, when the deeper ore is accessed, is anticipated to average 320,000 ounces at total cash costs per ounce of approximately $230.  The capital cost of construction is anticipated to be $210 million with approximately $6.5 million spent as of year end 2006.

The focus during the quarter was on underground infrastructure construction, hoist procurement and detailed engineering.  The three hoists have been acquired and are being refurbished.  Excavations for the sinking hoist are complete and work has started on the hoist foundations.

At the 100% owned Pinos Altos project in northern Mexico, a $26 million exploration program is underway and includes provision to produce the feasibility study for the project.  The base case feasibility study has been completed, with optimization, third-party review and a Board decision regarding production is expected in the second quarter.  Gold and silver production at Pinos Altos could begin in the first half of 2009.

At Pinos Altos, the reserve and resource tonnage grew significantly as a result of further drilling and the application of lower cut-off grades due to a higher gold price being used in the calculation ($486 per ounce in 2006 versus $405 per ounce in 2005).  Additionally, the inclusion of several silver rich, but lower grade gold, drill holes has resulted in lower grades in the reserve and resource, but also resulted in a much larger economic envelope.  As a result of the large increase in economic tonnage, further optimization studies are underway regarding the anticipated production rate of the mine.

Environmental baseline reviews and studies have been completed for the Pinos Altos project, and construction permit applications have been delivered to the reviewing agencies in Mexico.

The Company has successfully completed negotiations with four communities surrounding the Pinos Altos project and has purchased 5,500 hectares of land and has entered a separate agreement to lease an additional 1,500 hectares for a 30-year term.  The acquisition of these surface rights located within the prospective minerals concessions area controlled by Agnico-Eagle will significantly enhance the Company’s future ability to explore and develop potential minerals targets in this area.

Currently, five drills are operating on the property.  To date, approximately 24,957 metres, or 50% percent of the program had been drilled.  Construction of the permanent camp is advancing on schedule.  A contract has been let for the construction of the 2,800 metre exploration ramp to commence in March 2007, while construction of a 1,000 metre airstrip is also underway.

Bid for Cumberland Resources Ltd.

On February 14, 2007, Agnico-Eagle announced a take-over bid to acquire Cumberland.  Please see the press release of that date for further details.

If the acquisition is completed, Agnico-Eagle expects:

•                                         its proforma gold reserves to increase by 23% to 15.4 million ounces, approximately 70% of which would be located in Canada;

•              its projected gold production to rise a further 39% in 2010 to approximately 1.3 million ounces;

•                                         its proforma cash position to increase to over $550 million, with no additional funding expected to be required to build its pipeline of five development projects

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 25 consecutive years.

Forward-Looking Statements

The information in this press release has been prepared as at February 21, 2007.  Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws.  When used in this document, the words “anticipate”, “expect”, “estimate,” “forecast,” “planned” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company’s minesites; statements and information regarding the sufficiency of the Company’s cash resources; statements and information relating to the Company’s bid for Cumberland;  other statements and information regarding anticipated trends with respect to the Company’s capital resources and results of operations; and statements regarding the timing and benefits of the Company’s proposed acquisition of Cumberland.  Such statements and information reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.  Moreover the proposed acquisition of Cumberland involves risks and uncertainties relating to acquisitions, including, without limitation: the parties may be unable to obtain regulatory approvals required for the acquisition; the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Cumberland; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see Company’s Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Without limiting the foregoing, certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future “total cash cost per ounce” and “minesite cost per tonne” that are not recognized measures under United States generally accepted accounting principles (“US GAAP”). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the notes to the financial statements attached hereto and in the Company’s Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.

Notes to U.S. Investors Regarding the Use of Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations,

the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Detailed Mineral Reserve and Resource Data

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
LaRonde	2.76	80.96	0.36	4.06	513	5,779
Goldex	2.25				7	97
Bousquet	6.30				17	86
Subtotal Proven Mineral Reserve	2.80				537	5,962
Probable Mineral Reserve
LaRonde	2.53	63.53	0.29	3.38	814	10,003
LaRonde II	5.99	21.73	0.31	0.79	3,824	19,860
Kittilä	5.08				2,616	16,022
Pinos Altos	3.07	92.77			1,837	18,608
Lapa	9.08				1,152	3,944
Goldex	2.29				1,682	22,813
Subtotal Probable Mineral Reserve	4.06				11,924	91,250
Total Proven and Probable Mineral Reserves	3.99				12,462	97,213

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Indicated Mineral Resource
LaRonde	1.68	35.14	0.15	2.71	204	3,767
LaRonde II	3.08	15.72	0.16	0.74	182	1,834
Kittilä	3.95				532	4,191
Pinos Altos	1.48	61.84			78	1,636
Lapa	4.15				181	1,354
Bousquet	5.63				309	1,704
Ellison	5.68				76	415
Total Indicated Resource	3.26				1,561	14,901

Category and Zone	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Au (000’s oz.)	Tonnes (000’s)
Inferred Mineral Resource
LaRonde	4.51	14.97	0.12	0.85	32	218
LaRonde II	6.09	28.21	0.50	1.16	990	5,054
Kittilä	5.51				493	2,780
Pinos Altos	3.03	80.54			506	5,198
Bousquet	7.45				399	1,667
Goldex	2.62				721	8,579
Lapa	7.30				285	1,216
Ellison	5.81				147	786
Total Inferred Resource	4.36				3,573	25,498

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F/A, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for 2006 mineral reserves and resources estimates reported by the Company were $486 per ounce gold, $8.69 per ounce silver, $0.89 per pound zinc, $1.99 per pound copper and C$/US$, US$/Euro, and MXP/US$  exchange rates of 1.21,  1.25 and 11.02 respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The qualified person responsible for the LaRonde and LaRonde II mineral reserve and resource estimate is François Blanchet, Ing., Superintendent of Geology for the LaRonde mine. The effective date of the estimate is February 21, 2007. The operating and capital cost assumptions, key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde and LaRonde II mineral resources and resources are set out in the Technical Report filed on March 23, 2005.

A qualified person, Serge Lévesque, Ing., Superintendent of Technical Services for the Goldex project, was responsible for the mineral reserve and mineral resource estimate at the Goldex project.  Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The estimate reported on February 23, 2006 differs from the previous in that a minor amount of proven reserves in the form of surface stockpiles that was measured on December 31, 2006. Although the price assumptions used to constrain the wireframe models and also to estimate the mineral resource and reserve on September 9, 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The exploration results for Goldex have been prepared and reviewed by a Qualified Person, Dyane Duquette, P.Geo., Senior Mine Geologist for the Goldex Mine Project; a description of the data verification process, the quality assurance program, the quality control measures, the factors that could affect the data and the analytical and testing procedures are also presented in the Goldex Technical Report posted on SEDAR on October 27, 2005.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Technical Services for the Lapa project.  A description of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006.  The effective date of the estimate is February 21, 2006.

The qualified person responsible for the Kittila mineral resource and mineral reserve estimate is Marc Legault, the Company’s Vice-President, Project Development. The effective date of the estimate is February 21, 2007. The operating and capital cost assumptions, key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The exploration results for Kittila have been prepared and reviewed by a Qualified Person, Marc Legault, P.Eng., the Company’s Vice-President, Project Development; a description of the data verification process, the quality assurance program, the quality control measures, the factors that could affect the data and the analytical and testing procedures are also presented in the Suurikuusikko Technical Report posted on SEDAR on March 14, 2006.

The qualified person responsible for the Pinos Altos mineral resource estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is February 21, 2007. A technical report describing the resource and reserve estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. Gold assays were cut to either 15 grams per tonne or 46 grams per tonne, depending on the rock type.  Silver assays were either not cut, or cut to 2,200 grams per tonne depending on the rock type. For the open pit resource models (estimated to a maximum depth of approximately 250 metres, depending on the zone), a minimum grade cut off of 0.45 grams of gold equivalent per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $28.50 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).  The metallurgical recoveries that averaged 94.6% for gold and 52.9% for silver were used to calculate the gold equivalent grade.

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

A cut-off 0.6 gram of gold equivalent per tonne (after dilution) was used to determine the open pit reserves while a net smelter return of $38.0 per tonne was applied to the diluted grade for the underground reserves. A 10% dilution was applied for the open pit reserve estimate while a dilution that averaged 13% was applied for the underground reserve estimate. The same metallurgical recoveries were used in the estimation of the mineral reserves as for the mineral resources.

The data verification process of historic drill hole information for Pinos Altos consisted of comparing a selective amount of primary information in the mineral resource data base (such as drill hole location, orientation, sample location, assay result and geological description data) against original records (such as field drill sites, original survey reports and drill core descriptions, drill core stored in the library, and assay laboratory reports). Verification also consisted of reviewing the historic assay data base and selecting additional samples for check assaying. The historic drill hole information that was verified showed acceptable results and only a very small but acceptable error rate was observed. Although this method of selective verification suggests that the entire mineral resource data base is of good quality, there may be errors in the proportion of data that was not verified.

All of the exploration information collected by the Company (except for the assay results) and inserted into the mineral resource data base was verified against original records. The quality of the assay data inserted into the Pinos Altos mineral resource data base was monitored. The verification methods used do not eliminate all of the possible errors (for example, sample bias that can only be verified through additional testing). There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Pinos Altos mineral resources.

Roger Doucet, P.Geo., the Company’s Exploration Manager for Mexico, who is a Qualified Person, has prepared and reviewed the exploration results disclosed in this press release. At Pinos Altos, the diamond drilling equipment recovers either NQ (48 mm diameter) or HQ (64 mm diameter) core samples. The drill core selected for analysis was sawed in half with one half sent to a commercial analytical laboratory and the other half retained for future reference or use.

Agnico-Eagle has established an Analytical Quality Assurance Program for sampling at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in the laboratories; duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis.

ALS Chemex, an accredited exploration sample analysis laboratory either collects the split samples directly from the project site or they are delivered by the Company using a secure chain of custody procedure. The samples are prepared by ALS Chemex either in Chihuahua, Chihuahua or Hermosillo, Sonora and the analysis is done in Vancouver, British Columbia. BSI Inspectorate an accredited laboratory in Reno, Nevada, re-analyses all of the samples selected for check assaying.

The gold assaying method, using a 30 gram charge, is by Fire Assay with either an atomic adsorption finish or, if the result is greater than 3 parts per million of gold, a gravimetric finish as requested by the project geologist. Silver analysis, from a 30 gram charge, is either by three acid digestion followed by atomic absorption or, if the atomic absorption results is greater than 200 parts per million of silver by fire Assay with a gravimetric finish as requested.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted - Unaudited)

	Three months ended December 31,		Year-ended December 31,
	2006	2005	2006	2005
Income and cash flows
Revenues from mining operations	$138,381	$71,392	$464,632	$241,338
Production costs	38,543	33,576	143,753	127,365
Gross profit (exclusive of amortization shown below)	99,838	$37,816	320,879	$113,973
Amortization	7,031	6,592	25,255	26,062
Gross profit	92,807	$31,224	$295,624	$87,911

Net income for the period	$41,852	$11,695	$161,337	$36,994
Net income per share (basic)	$0.35	$0.13	$1.40	$0.42
Net income per share (diluted)	$0.34	$0.13	$1.35	$0.42
Cash flow provided by operating activities	$84,501	$24,622	$226,252	$82,980
Cash flow used in investing activities	$(63,601)	$(30,038)	$(189,508)	$(79,721)
Cash flow provided by financing activities	$4,406	$2,416	$298,579	$11,689
Weighted average number of common shares outstanding — basic (in thousands)	120,987	97,127	115,461	89,030
Tonnes of ore milled	685,624	673,270	2,673,080	2,671,811
Head grades:
Gold (grams per tonne)	3.31	3.20	3.13	3.11
Silver (grams per tonne)	75.26	75.80	76.58	77.50
Zinc	4.06%	3.61%	4.13%	4.06%
Copper	0.34%	0.39%	0.37%	0.39%
Recovery rates:
Gold	90.51%	91.07%	91.51%	90.75%
Silver	87.30%	85.80%	87.53%	84.80%
Zinc	88.50%	85.00%	87.60%	83.20%
Copper	83.00%	82.50%	82.40%	76.90%
Payable production:
Gold (ounces)	66,022	63,022	245,826	241,807
Silver (ounces in thousands)	1,249	1,234	4,955	4,831
Zinc (tonnes)	20,865	17,535	82,183	76,545
Copper (tonnes)	1,762	1,967	7,289	7,378
Payable metal sold:
Gold (ounces)	68,993	66,890	256,961	262,429
Silver (ounces in thousands)	1,227	1,610	4,739	5,221
Zinc (tonnes)	22,348	17,444	81,689	75,722
Copper (tonnes)	1,769	1,984	7,302	8,521
Realized prices per unit of metal sold (US$):
Gold (per ounce)	$594	$491	$622	$449
Silver (per ounce)	$13.38	$9.05	$12.42	$8.01
Zinc (per tonne)	$4,640	$1,818	$3,699	$1,513
Copper (per tonne)	$6,059	$4,882	$8,186	$4,376
Total cash costs (per ounce) (US$):
Production costs	$584	$532	$585	$527
Less: Net byproduct revenues	(1,475)	(611)	(1,240)	(511)
Inventory adjustments	33	59	(31)	29
Accretion expense and other	(10)	(2)	(4)	(2)
Total cash costs (per ounce)(3)	$(868)	$(22)	$(690)	$43
Minesite costs per tonne milled (C$)(1)	C$63	$56	C$62	$55

(3) Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these neasures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED

COMPARATIVE CONDENSED FINANCIAL INFORMATION

(thousands of United States dollars - Unaudited)

	As at December 31, 2006	As at December 31, 2005

ASSETS
Current
Cash and cash equivalents	$458,617	$120,982
Metals awaiting settlement	84,987	56,304
Income taxes recoverable	—	7,723
Other taxes recoverable	16,327	6,794
Inventories:
Ore stockpiles	2,330	12,831
Concentrates	3,794	920
Supplies	11,152	10,092
Other current assets	45,626	27,689
Total current assets	622,833	243,335

Other assets	7,737	7,995
Future income and mining tax assets	1,272	63,543
Property, plant and mine development	859,859	661,196

	$1,491,701	$976,069

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	42,538	37,793
Dividends payable	15,166	3,809
Income taxes payable	14,231	—
Interest payable	—	2,243
Fair value of derivative financial instruments	—	9,699

Total current liabilities	71,935	53,544

Long-term debt	—	131,056

Reclamation provision and other liabilities	27,457	16,220

Future income and mining tax liabilities	139,904	120,182

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 121,025,635 (December 31, 2005 — 97,836,954)	1,230,654	764,659
Stock options	5,884	2,869
Warrants	15,723	15,732
Contributed surplus	7,181	7,181
Retained earnings (Deficit)	3,015	(138,697)
Accumulated other comprehensive income (loss)	(10,052)	3,323

Total shareholders’ equity	1,252,405	655,067

	$1,491,701	$976,069

AGNICO-EAGLE MINES LIMITED
COMPARATIVE CONDENSED FINANCIAL INFORMATION
(thousands of United States dollars except share and per share amounts - Unaudited)

	Three months ended		Year-ended
	December 31,		December 31,
	2006	2005	2006	2005
REVENUES
Revenues from mining operations	$138,381	$71,392	$464,632	$241,338
Interest and sundry income	5,153	(3,180)	21,797	4,535
Gain on sale of available-for-sale securities	1,143	361	24,118	461
	144,677	68,573	510,547	246,334
COSTS AND EXPENSES
Production	38,543	33,576	143,753	127,365
Loss on derivative financial instruments	2,136	4,023	15,148	15,396
Exploration and corporate development	10,271	6,158	30,414	16,581
Equity loss in junior exploration companies	—	342	663	2,899
Amortization	7,031	6,592	25,255	26,062
General and administrative	9,503	3,044	26,175	11,727
Provincial capital tax	2,132	55	3,758	1,352
Interest	688	586	2,611	7,813
Foreign currency loss (gain)	(7,428)	1,948	2,127	1,860
Income before income, mining and federal capital taxes	81,801	12,249	260,643	35,279
Federal capital tax	—	334	—	1,062
Income and mining tax expense (recovery)	39,949	220	99,306	(2,777)
Net income for the period	$41,852	$11,695	$161,337	$36,994
Net income per share—basic	$0.35	$0.13	$1.40	$0.42
Net income per share—diluted	$0.34	$0.13	$1.35	$0.42
Weighted average number of shares outstanding (in thousands)
Basic	120,897	97,127	115,461	89,030
Diluted	124,578	97,610	119,142	89,513

AGNICO-EAGLE MINES LIMITED
COMPARATIVE CONDENSED FINANCIAL INFORMATION
(thousands of United States dollars - Unaudited)

	Three months ended		Year-ended
	December 31,		December 31,
	2006	2005	2006	2005
Operating activities
Net income for the period	$41,852	$11,695	$161,337	$36,994
Add (deduct) items not affecting cash:
Amortization	7,031	6,592	25,255	26,062
Future income and mining taxes	36,884	220	81,993	(2,777)
Unrealized loss on derivative contracts	3,545	4,023	—	8,335
Gain on sale of available-for-sale securities	(1,143)	(361)	(24,118)	(461)
Gain on Contact Diamond Corporation	—	—	(7,361)	—
Amortization of deferred costs and other	(5,511)	405	27,311	7,475
Changes in non-cash working capital balances
Metals awaiting settlement	(4,905)	(10,176)	(28,683)	(12,862)
Fair value of derivative financial instruments	(8,905)	—	(27,023)	—
Income taxes recoverable	7,480	(177)	21,954	8,382
Other taxes recoverable	(4,138)	—	217	—
Inventories	767	(1,341)	(2,493)	2,550
Other current assets	(422)	(165)	(4,639)	(1,054)
Accounts payable and accrued liabilities	11,966	12,472	4,745	10,519
Interest payable	—	1,435	(2,243)	(183)
Cash provided by operating activities	84,501	24,622	226,252	82,980
Investing activities
Additions to mining properties	(53,282)	(25,382)	(149,185)	(70,270)
Acquisitions, investments and other	(10,319)	(4,656)	(40,323)	(9,451)
Cash used in investing activities	(63,601)	(30,038)	(189,508)	(79,721)
Financing activities
Dividends paid	—	—	(3,166)	(2,525)
Short-term debt	—	—		—
Proceeds from common shares issued	4,406	2,416	301,745	14,214
Cash provided by financing activities	4,406	2,416	298,579	11,689
Effect of exchange rate changes on cash and cash equivalents	2,428	25	2,312	20
Net increase (decrease) in cash and cash equivalents during the period	27,734	(2,975)	337,635	14,968
Cash and cash equivalents, beginning of period	430,883	123,957	120,982	106,014
Cash and cash equivalents, end of period	$458,617	$120,982	$458,617	$120,982
Other operating cash flow information:
Interest paid during the period	$487	$7	$3,923	$8,304
Income, mining and capital taxes paid (recovered) during the period	$173	$217	$1,405	$(6,259)

Note 1:  Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Tonne

	Three months ended		Year-ended
	December 31,		December 31,
(thousands of dollars, except where noted)	2006	2005	2006	2005
Cost of production per Consolidated Statements of Income	$38,543	$33,576	$143,753	$127,365
Adjustments:
Byproduct revenues	(97,399)	(38,523)	(304,818)	(123,450)
Inventory adjustment(i)	2,161	3,693	(7,606)	6,991
Non-cash reclamation provision	(603)	(109)	(936)	(429)
Cash operating costs	$(57,298)	$(1,363)	$(169,607)	$10,477
Gold production (ounces)	66,022	63,022	245,826	241,807
Total cash costs (per ounce)(ii)	$(868)	$(22)	$(690)	$43

	Three months ended		Year-ended
	December 31,		December 31,
(thousands of dollars, except where noted)	2006	2005	2006	2005
Cost of production per Consolidated Statements of Income	$38,543	$33,576	$143,753	$127,365
Adjustments:
Inventory adjustments(iii)	(318)	(1,221)	2,494	(4,751)
Non-cash reclamation provision	(603)	(109)	(936)	(429)
Minesite operating costs (US$)	$37,622	$32,246	$145,311	$122,185
Minesite operating costs (C$)	$42,868	$37,848	$164,459	$147,834
Tonnes of ore milled (000’s tonnes)	686	673	2,673	2,672
Minesite costs per tonne (C$)(iv)	$63	$56	$62	$55

Notes:

(i)                Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)             Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)          This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)         Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Meadowbank Project — Reserves and Resources

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)

Category	Tonnes	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note: 95% mining recovery and contact dilution applied.  Reserves are a subset of Measured and Indicated Resources.

2007 Mineral Resource (including Cannu Zone) (Jan. 2007)

Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage	Measured	2,800,000	5.4	480,000
(including Cannu Zone)	Indicated	9,000,000	5.1	1,460,000
	Sub-Total	11,800,000	5.1	1,940,000
	Inferred	700,000	4.7	100,000
Goose island	Measured
	Indicated	2,240,000	6.5	470,000
	Sub-Total	2,240,000	6.5	470,000
	Inferred	1,370,000	4.2	190,000
Vault	Measured
	Indicated	8,610,000	3.9	1,080,000
	Sub-Total	8,610,000	3.9	1,080,000
	Inferred	870,000	5.4	150,000
PDF	Inferred	507,000	4.5	73,000
Total	Measured	2,800,000	5.4	480,000
	Indicated	19,850,000	4.7	3,010,000
	Total	22,650,000	4.8	3,490,000
(not included in above) Inferred		3,447,000	4.6	513,000

Note: Grade rounded to nearest 0.1 g/t. Numbers may not add due to rounding.
* The PDF inferred mineral resource estimate was prepared by Cumberland.

Technical Data

Meadowbank open pit mineral reserves (Q4/2005) have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, is the independent Qualified Person responsible for preparation of stated reserves.

Meadowbank mineral resources (Q4/05) were prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101

The PDF deposit resource estimates (Aug. 2000) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000). James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101. PDF deposit resources are not included in the feasibility study of the Meadowbank project.

The Cannu mineral resource estimate (Jan. 2007) was prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

To the best of Agnico-Eagle’s knowledge, the Cumberland estimate is relevant and reliable.